[COMCAST LETTERHEAD]






					July 12, 1994




Mr. Barry Diller
Chairman of the Board and
  Chief Executive Officer
QVC, Inc.
West Chester, PA  19380

Dear Barry:

	  As one of the founding shareholders of QVC, we have been strong supporters of your efforts to grow and expand the Company's business as it represents an important element of our future diversification and programming strategy.

	  We feel that you have been a powerful and positive force at QVC and we have supported all the initiatives you have undertaken since you first joined the Company 18 months ago. Today, in fact, QVC is a proven franchise with an outstanding track record and a bright future.

	  However, as we have repeatedly expressed to you, the proposal to sell QVC to CBS is of great concern to us as it represents a fundamental departure from our strategic view of the Company's future. We do not believe that the CBS proposal is in the best interests of Comcast's shareholders.

	  Therefore, we are proposing an acquisition of QVC by Comcast on terms far more attractive to QVC's stockholders than the transaction proposed by CBS. For us, a combination of Comcast and QVC makes excellent strategic sense and helps fulfill our long-standing vision to build a strong programming capability.

	  Under our proposal, Comcast would acquire all of the outstanding shares of QVC for a combination of cash and Comcast securities having a combined value of $44 per common share, which represents a 23% premium over the July 12, 1994 closing market price of QVC's common stock.

	  Each outstanding share of QVC's common stock (other than shares held by Comcast) would be converted into $37 in cash and $7 of a new series of Comcast 7.5% convertible exchangeable preferred stock, convertible into Comcast common stock (CMCSK) at $21 per share. Comcast would have the right to substitute cash for all or any part of the convertible shares.

	  All outstanding shares of QVC's preferred stock
(other than shares held by Comcast) would be treated in the merger as if such shares had been converted into QVC common stock prior to the merger. All QVC options would either be cashed out or rolled over into Comcast stock options on a basis that would preserve the in-the-money value of the options.

	  We have been advised by The Bank of New York that they are highly confident that they could obtain commitments from lenders for a senior credit facility in the amount of $1,000,000,000. Comcast and its financial advisor, Lazard Freres & Co., believe that the balance of the cash requirements are readily obtainable.

	  The transaction we offer QVC shareholders would be subject only to execution of a definitive merger agreement and to our review of the same information as that which was provided to CBS. We are prepared to enter into a merger agreement substantially similar to the agreement proposed by CBS (including the same representations, warranties and financing condition) except that Comcast would not require that any breakup fees be paid to us if QVC receives a superior acquisition proposal.

	  As a matter of good corporate governance, we feel that consideration of the Comcast and CBS proposals should be deferred by the Board of Directors and that the proposals should be submitted to a special committee of independent QVC directors for their evaluation and recommendation. We believe that the committee should have its own independent financial advisors and legal counsel. We are prepared to move expeditiously to work with them and you to ensure that this is an orderly and fair process.

	  We are confident that you will recognize that our decision confirms our high regard for your leadership of QVC. Indeed, you have begun to build QVC into a recognizable "brand" and have assembled a highly talented senior management team. We would be pleased if you chose to remain as the Company's chief executive and work with us to develop QVC to its fullest.

	  We look forward to sitting down with you to discuss our proposal.

					Respectfully submitted,



					/s/ Ralph J. Roberts
					---------------------
					Ralph J. Roberts
					Chairman


					/s/ Brian L. Roberts
					---------------------
					Brian L. Roberts
					President